VIA EDGAR

April 26, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Red Cat Holdings, Inc. Amended Registration Statement on Form S-1 File No. 333-253491

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Red Cat Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Amended Registration Statement on Form S-1 to 5:00 p.m. Eastern Standard Time on April 28, 2021, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Red Cat Holdings, Inc.

By: /s/ Jeffrey M. Thompson

Jeffrey M. Thompson

President and CEO